[letterhead of NaPro Biotherapeutics, Inc.]

                             6304 Spine Road, Unit A
                             Boulder, Colorado 80301
                               Tel: (303) 530-3891
                               Fax: (303) 530-1296



98 DEC 3



VIA FACSIMILIE

________________
________________
________________
________________

Dear __________,

     As you are aware, in March 1998 NaPro made an offer to the holders of certain warrants (the "Warrants") to purchase NaPro Common Stock and warrants (the "Other Warrants") to purchase Warrants. The Warrants and the Other Warrants had been issued by NaPro to Whale Securities in conjunction with NaPro's initial public offering. The offer, in effect, would have reduced the $7.50 exercise price of the Warrants to $1.90 in exchange for a 50% reduction in the number of shares that could be purchased upon exercise. No holders of Warrants or Other Warrants accepted the offer in March.

     In response to your request, NaPro has decided to re-extend to holders of Warrants and Other Warrants the offer originally made in March on following terms.

     Any holder of Warrants or Other Warrants accepting the offer thereby agrees to the amendment of the Warrants to reduce the exercise price of the Warrants to $1.90 per share and to a 50% reduction in the number of shares that may be purchased upon exercise. The number of shares underlying the Other Warrants would also be reduced by 50% and the aggregate exercise price of the Other Warrants would be reduced by half. Other principal terms of the Warrants and the Other Warrants, such as expiration date and the like, would remain unchanged.

     According to Company records, of the 180,000 Warrants and 180,000 Other Warrants originally issued 159,504 Warrants and 171,504 Other Warrants remain outstanding. Full participation in the offer would, therefore, result in a reduction in the number of shares of NaPro Common Stock issuable upon exercise of all outstanding Warrants and Other Warrants from 331,008 to 165,504 at an exercise price of $1.90 per share, plus $0.075 per share relating to the Other Warrants.

     As the foregoing revisions to the Warrants and Other Warrants would likely require an amendment or supplement to the registration statement filed by NaPro relating to the Warrants and the Other Warrants, exercise of the Warrants and Other Warrants and resale of underlying shares would be prohibited until the registration statement had been appropriately amended or supplemented, which NaPro would use its best efforts to effect by the end of March 1999.

         In considering this re-extended offer, please note that NaPro has publicly disclosed that it is in discussions with pharmaceutical companies for the establishment of a strategic relationship for the development and marketing of NaPro paclitaxel. While there can be no assurance of NaPro's success in establishing any such strategic relationship, its entering into such a relationship or into another business combination could have the effect of significantly increasing the trading price of NaPro's Common Stock. If that price were to increase sufficiently, it would not be in the interest of the holders of the Warrants and the Other Warrants to accept the offer.

         The foregoing offer expires at 5:00 pm (Boulder, Colorado time) on Monday, December 5, 1998. Any holder of Warrants or Other Warrants who desires to accept the offer must advise NaPro in a writing of that acceptance by countersigning this offer letter, which writing must be actually received by NaPro on or before expiration. Facsimile acceptances are acceptable, so long as the original signed acceptance is received by Napro promptly thereafter.

Very truly yours,


/s/ Gordon Link
Gordon Link
Vice President, Finance

                                                             Accepted and Agreed
                                                             /s/